	2013	2014	2015
FCFF	-4,416,972	5,855,272	86,570,454

		(USD)
Interest rate	NPV	Finance needed	Current value
28%	$ 41,403,024	$ 16,600,000	$ 24,803,024

Values in USD	2013	2014	2015

	SUM	SUM	SUM

INCOME
$2,500,000 investment	$ 2,500,000	$ -	$ -
$15M 7% bond issue	$ 14,100,000	$ -	$ -
CMA income	$ -	$ 28,586,500	$ 141,851,682

EXPENSES
GI maintaining existing intellectual property (IP)	$ 115,000	$ 180,000	$ 180,000
GI new IP	$ 65,000	$ 120,000	$ 120,000

Product development
Allergy Phase II	$ -	$ 1,500,000	$ 7,200,000
HPV Phase II	$ 55,000	$ 1,500,000	$ 7,200,000
Prostate cancer Phase II	$ -	$ 1,500,000	$ 4,800,000
pACTG	$ -	$ 600,000	$ 1,200,000
Antibiotics I/II	$ -	$ 1,500,000	$ 4,800,000
MAGE programme phase II	$ -	$ 1,500,000	$ 7,200,000
Hepatitis B phase II	$ -	$ 1,500,000	$ 4,800,000
Hepatitis C phase II	$ -	$ 1,500,000	$ 4,800,000
EMA Conditional Marketing Approval (CMA)
German CRO	$ 284,800	$ 600,000	$ 600,000
German Product development	$ 43,560	$ 47,520	$ 47,520
Professional consultancy	$ 43,560	$ 47,520	$ 47,520
EMA consultancy I	$ 10,600	$ -	$ -
EMA consultancy II	$ 5,293	$ -	$ -
Official authority control (GMP, Laboratory, etc.)	$ 13,960	$ -	$ -
CMA issuing fee	$ 356,400	$ -	$ -
Yearly CMA fee	$ -	$ 126,588	$ 126,588
	$ -	$ -	$ -
Vaccine production	$ 680,000	$ 1,200,000	$ 1,200,000
DermaPrepp production	$ 980,000	$ 1,470,000	$ -
GI lab and real estate	$ 105,000	$ 600,000	$ 600,000
DNA production facility	$ -	$ 1,200,000	$ 1,200,000
Marketing	$ 10,000	$ 600,000	$ 600,000
Other costs / consultancy, etc.	$ 120,000	$ 1,400,000	$ 3,000,000

Operational costs
Facilities	$ 120,000	$ 240,000	$ 240,000
Charges	$ 24,000	$ 48,000	$ 48,000
SEC lawyer services	$ 43,000	$ 96,000	$ 144,000
General legal counsel services	$ 24,000	$ 64,000	$ 96,000
Travelling costs	$ 60,000	$ 300,000	$ 300,000
Insurance	$ 36,000	$ 36,000	$ 36,000
SEC fees	$ 24,000	$ 24,000	$ 24,000
BDO Audit	$ 45,000	$ 90,000	$ 90,000
Transportation	$ 72,000	$ 240,000	$ 240,000
Other operational costs	$ 48,000	$ 96,000	$ 96,000
PRs	$ 52,800	$ 105,600	$ 105,600

Current HR costs	$ 840,000	$ 1,680,000	$ 1,680,000
New labour costs	$ 100,000	$ 1,020,000	$ 2,460,000
Travel	$ 40,000	$ -	$ -

Cash Flow	$ 12,183,028	$ 5,855,272	$ 86,570,454

Cumulative CF	12,183,028	18,038,300	104,608,754

First quarter investment requirement:
Second quarter investment requirement:
Third quarter investment requirement:
Fourth quarter investment requirement:

	2014	2015

INCOME PLANNED (USD)	$ 28,586,500	$ 141,851,682

CMA income

No. Of treated people	9,839	48,823
No. Of treatments	39,356	195,292
Cost / tratment	$ 1,625.00	$ 1,625.00
Income from treatments	$ 63,953,500	$ 317,349,500
Cost of goods	$ 198.08	$ 198.08
Administrative costs	$ 250.63	$ 250.63

EBITDA	$ 46,293,928	$ 229,719,324

Dividend	$ 2,314,696	$ 11,485,966

EBTDA	$ 43,979,231	$ 218,233,357

Tax	$ 15,392,731	$ 76,381,675

EBDA	$ 28,586,500	$ 141,851,682

7,795,778
9,863,794
17,659,572
46,293,928

Data sources from Cowen May 2003 HIV report, UNAIDS.ORG, and other subject matter experts.

	2013	2014	2015
Total EU HIV+ population
Untreated EU HIV+	419,172	409,320	397,120
HAART treated E.U. HIV+	340,827	348,200	357,080

DermaVir tretatment potetial
Market share untreated (no HAART)		1.00%	6.00%
Market share treated (HAART)		1.65%	7.00%
HAART untreated DERMAVIR patients		4,093	23,827
HAART treated DERMAVIR patients		5,745	24,996
Total DermaVir patients		9,839	48,823
Total DermaVir treatments per year		39,356	195,292

Average yearly HAART treatment cost	$ 11,050
Yearly DermaVir treatment cost	$ 6,600

Cost of goods calculation
	Lot number	quantity	concentration mg/ml)	filling volume (ml)	Cost/vial* (USD)	Storage cost/ vial	Total Cost**/ vial
Plasmid DNA	CMA-DNA13	1 vial	1	0.65	$ 80.69	$ 1.30	$ 81.99
PEIm	CMA-PEIm13	1 vial	1.2	0.7	$ 50.70	$ 1.17	$ 51.87
dermaPrep	CMA-DP13	1 kit		4 patches	$ 63.70	$ 0.52	$ 64.22
					$ 195.09		$ 198.08
*Cost/vial : manufacturing cost/vial
**Cost/vial : manufacturing cost/vial+Storage costs

ALTHEA Plasmid DNA (lot #CMA-DNA13) - 50,000 vials	Cost (USD)	vials
Feasibility study	$ 19,500
Establishment of MCB	$ 23,400
manufacturing equipment	$ 9,750
Stability test (10/31/2013):	$ 19,500
Caracterization of MCB (06/30/2013) :	$ 28,600
In-process and final product testing (09/30/2013):	$ 58,500
cGMP documentation (11/30/2013):	$ 234,000
20g GMP purified plasmid DNA bulk production (until 09/30/2014):	$ 3,445,000
cGMP final fill and finish (until 09/30/2014):	$ 195,000
HPLC and concentration determination(12/30/2013):	$ 1,430
Summa 50,000 vials	$ 4,034,680	50,000

1 vial:	$ 80.69

Genetic Immunity Storage of 50,000 vials of plasmid DNA	Cost (USD)
summa (including shipping from Althea)	$ 65,000
1 vial	$ 1.30

PEIm (lot# CMA-PEIm13) 50,000 vials	Cost (USD)
Genetic Immunity: Synthesis	$ 2,340,000
Elaiapharm: fill and finish	$ 195,000
summa	$ 2,535,000	50,000
1 vial	$ 50.70

Genetic Immunity Storage of 50,000 vials of PEIm	Cost (USD)
summa (including shipping from Elaiapharma)	$ 58,500	50,000
1 vial	$ 1.17

DermaPrep (50,000 kit)	Cost (USD)
50,000 kits (containing 4 patches)	$ 3,185,000
50,000 kits summa	$ 3,185,000	50,000
1 kit	$ 63.70

Genetic Immunity Storage of 50,000 kits of DermaPrep	Cost (USD)
summa	$ 26,000	50,000
1 kit	$ 0.52

Cost of treatment calculation
	Lot number	quantity	Total cost (USD)	Cost/treatment* (USD)
clinical cost	CMA-DNA13	50 sites	$ 1,625,000	$ 32.50
marketing	CMA-PEIm13	per sites	$ 7,150,000	$ 143.00
pharmacovigilance/data management	CMA-DP13		$ 234,000	$ 4.68
logistics (pDNA, PEIm, DermaPrep)		per dose		$ -
Patient insurance		per patient		$ 10.00
CRO	CMA-DP13		$ 3,022,500	$ 60.45
total cost summary				$ 250.63
* calculated 50,000 treatment

Clinical costs/logistics	Cost (USD)	sites	Logistics
site opening (with CRO)	$ 19,500		pDNA shipping	cost	vials
training of personnel for treatrment	$ 3,250		vials to clinical sites	$ 97,500	50000
labor logistics	$ 3,250		1 vial	$ 1.95
installation of clinical data manager software	$ 3,250
training of site personnel to handle the software	$ 3,250
travel	$ 13,000		PEIm shipping	cost	vials
setting up 24/7 support	$ 6,500		245 vials to Hamburg	$ 97,500	50000
1 clinical site:	$ 32,500	50	1 vial	$ 1.95
for all clinical site:	$ 1,625,000

			DermaPrep ship	cost (USD)	kits
Marketing	Cost (USD)		50000 kits to clinical	$ 130,000	50000
patient information	$ 130,000		1 kit	$ 2.60
site information	$ 13,000
marketing per clinical site	$ 143,000
for all clinical site:	$ 7,150,000	50

Pharmacivigilance/Data management	Cost (USD)
setting up pharmacovigilance system	$ 214,500
monitoring system	$ 19,500
for all clinical site:	$ 234,000

CRO (Contract Research Organisation)	Cost (USD)
operation of pharmacovigilance and monitoring system	$ 21,450
data management and quality assurance	$ 19,500
managing regualtory affairs	$ 19,500
CRO cost per clinical site	$ 60,450
for all clinical site:	$ 3,022,500	50

CMA	Cost per dose calculation

*Manufacturing cost/vial
**Manufacturing cost/vial including storage and shipping costs calculated for one vial/kit

Medium dose 0.4 mg pDNA

Components	number of vials/treatment	Cost (USD)*	Cost** (USD)
pDNA	1	$ 80.69	$ 81.99
PEIm	1	$ 50.70	$ 51.87
DermaPrep/kit	1	$ 63.70	$ 64.22
TOTAL		$ 195.09	$ 198.08